

March 5, 2013

<u>Via E-mail</u>
Peter Iodice
President
Artemis Acquisition Corp.
897 Fording Island Rd., #411
Bluffton, SC 29910

> **Re:** **Artemis Acquisition Corp.**
> **Amendment No. 1 to Form 8-K**
> **Filed March 1, 2013**
> **File No. 0-54678**

Dear Mr. Iodice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please clarify your disclosure in the first paragraph of (a) that you dismissed GZTY CPA Group, LLC on February 22, 2013 effective as of December 30, 2012. Presently, it is unclear from your disclosure what was effective on December 30, 2012.

2. Please confirm to us that there were no reportable events listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-X that occurred within your two most recent fiscal years and any subsequent interim period preceding the dismissal of GZTY CPA Group, LLC on February 22, 2013.

3. Please note that the scaled disclosure requirements of Regulation S-B were moved into Regulation S-X. Please revise your disclosure in paragraph (b) to refer to Item 304(a)(2)(i) and (ii) of Regulation S-X rather than Regulation S-B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief